UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 16, 2025

VOYAGER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42211	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

131 Concord Street

Brooklyn, NY 11201

(Address of principal executive offices)

(347) 720-2907

(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one half of one redeemable warrant	VACHU	The Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share	VACH	The Nasdaq Global Market
Warrants, each whole warrant entitling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, exercisable 30 days after the completion of our initial business combination and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation	VACHW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Joinder Agreement

On July 16, 2025, Voyager Acquisition Corp. (the “Company”) entered into a Joinder Agreement (the “Joinder Agreement”) by and among the Company, Veraxa Biotech AG (“Veraxa”), Oliver Baumann, in his capacity as representative for the shareholders of Veraxa, Veraxa Biotech Holding AG (“PubCo”), and Veraxa Cayman Merger Sub (“Merger Sub”). The Joinder Agreement relates to the previously announced Business Combination Agreement and Plan of Merger, dated as of April 22, 2025 (the “BCA”), by and among the Company, Veraxa, and Oliver Baumann, as previously disclosed on Form 8-K on April 23, 2025.

Pursuant to the Joinder Agreement, PubCo and Merger Sub have become parties to the BCA and are fully bound by, and subject to, all the covenants, terms, representations, warranties, rights, obligations, and conditions of the BCA applicable to them as though they were original parties thereto. The Joinder Agreement also sets forth the mechanics for the transfer of assets and liabilities from the Company to Merger Sub and the subsequent contribution of Merger Sub shares to PubCo, as contemplated by the BCA. The Joinder Agreement includes customary representations, warranties, and releases by PubCo and Merger Sub, and confirms the ownership structure and management of PubCo and Merger Sub as of the date of the Joinder Agreement.

The foregoing description of the Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joinder Agreement, which is filed as Exhibit 10.1 hereto.

Forward-Looking Statements

This Current Report on Form 8-K, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “Communication”) includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company and Veraxa, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company and Veraxa, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this Communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of any regulatory approvals that are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of the Company or Veraxa is not obtained; the risk that the business combination disrupts current plans and operations of the Company or Veraxa as a result of the announcement and consummation of the Business Combination; the ability of Veraxa to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of PubCo’s securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of the Business Combination; risk relating to the uncertainty of the projected financial information with respect to Veraxa; the amount of redemption requests made by the Company’s shareholders and the amount of funds available in the the Company trust account; the overall level of demand for Veraxa’s services; general economic conditions and other factors affecting Veraxa’s business; Veraxa’s ability to implement its business strategy; Veraxa’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Veraxa’s business, Veraxa’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; Veraxa’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Veraxa’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Veraxa’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s Registration Statement (as defined below), the proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by PubCo or the Company from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither the Company nor Veraxa presently know, or that the Company or Veraxa currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s and Veraxa’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s or Veraxa’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. The Company and Veraxa anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, the Company and Veraxa may elect to update these forward-looking statements at some point in the future, PubCo, the Company and Veraxa specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Veraxa nor the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s or Veraxa’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Veraxa and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Veraxa, the Company or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This Communication relates to a proposed Business Combination between Veraxa and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to the shareholders of Veraxa and the Company for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to the Company’s shareholders in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Veraxa’s shareholders in connection with the completion of the prosed Business Combination. the Company and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This Communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that the Company will send to its shareholders in connection with the Business Combination. the Company’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about the Company, PubCo, Veraxa and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to the Company. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, PubCo and Veraxa and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about the Company’s directors and executive officers in the Company’s final prospectus filed with the SEC on August 12, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are being filed herewith:

(d) Exhibits

Exhibit Number	Description
10.1	Joinder Agreement, dated as of July 16, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG, Oliver Baumann, Veraxa Biotech Holding AG, and Veraxa Cayman Merger Sub.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 16, 2025	VOYAGER ACQUISITION CORP.

	By:	/s/ Adeel Rouf
	Name:	Adeel Rouf
	Title:	President and Chief Executive Officer

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